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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 16871

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Murphy & Durieu

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 Broadway - 17th Floor
(No. and Street)

New York	NY	10271
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard T. Petri — 212-618-0962
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey LLP
(Name – *if individual, state last, first, middle name*)

1185 Avenue of The Americas	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard J. Murphy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Murphy & Durieu, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KATHLEEN MILORA
Notary Public, State of New York
No. 01MI4907666
Qualified in Richmond County
Commission Expires October 13, 2017

Notary Public

Signature

General Partner

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (Bound under separate cover)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Murphy & Durieu L.P.

Statement of Financial Condition

December 31, 2013

McGladrey

Assurance • Tax • Consulting

Murphy & Durieu L.P.

Statement of Financial Condition

December 31, 2013

Filed as PUBLIC information pursuant to Rule 17a-5 under the Securities Exchange Act of 1934

Contents

McGladrey

Independent Auditor's Report

To the General Partner
Murphy & Durieu L.P.
New York, New York

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Murphy & Durieu L.P. (the "Partnership") as of December 31, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes (the financial statement).

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Partnership's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Murphy & Durieu L.P. as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

McGladrey LLP

New York, New York
April 5, 2014

Member of the RSM International network of independent accounting, tax and consulting firms.

Murphy & Durieu L.P.

Statement of Financial Condition
December 31, 2013

ASSETS	
Cash	$ 1,548,362
Cash Segregated Under Federal Regulations	10,000
Deposits With Clearing Organization	250,000
Receivable from Depository Trust Clearing Corporation	400,000
Receivable From Brokers, Dealers and Clearing Organization	1,980,022
Securities Owned, at fair value	1,267,607
Secured Demand Notes Receivable Collateralized by Cash	1,160,000
Cash Surrender Value of Life Insurance	800,000
Furniture, Fixtures, Equipment and Leasehold Improvements, at cost (net of accumulated depreciation and amortization of $3,422,804)	397,465
Loans Receivable	63,243
Other Assets	84,880
Total assets	$ 7,961,579
LIABILITIES AND PARTNER'S CAPITAL	
Liabilities:	
Accrued employee compensation and benefits	$ 2,003,943
Securities sold, not yet purchased, at fair value	1,270,382
Accrued expenses and other liabilities	3,063,729
Total liabilities	6,338,054
Commitments, Contingencies and Guarantees	-
Liabilities Subordinated to Claims of General Creditors	1,160,000
Partner's Capital	463,525
Total liabilities and Partner's capital	$ 7,961,579

See Notes to Statement of Financial Condition.

Note 1. Organization

Murphy & Durieu L.P. (the "Partnership") is a limited partnership formed pursuant to the laws of the State of New York. The Partnership is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the New York Stock Exchange, Inc. and other principal exchanges. The Partnership acts primarily as an interdealer broker of fixed income and preferred equity securities. The Partnership also conducts a retail brokerage business. Certain customer transactions are executed by the Partnership on the floor of the New York Stock Exchange, Inc.

Note 2. Summary of Significant Accounting Policies

The Partnership follows accounting standards established by the Financial Accounting Standards Board (the "FASB") to ensure consistent reporting of financial condition, results of operations, and cash flows. References to generally accepted accounting principles ("GAAP") in these notes are to the *FASB Accounting Standards Codification™*, sometimes referred to as the "Codification" or "ASC."

The Partnership operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Partnership clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Securities transactions and related revenue and expenses are recorded at fair value on a trade-date basis as if they had settled. Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

The Partnership at times maintains cash deposit accounts with balances that may exceed Federal Deposit Insurance Corporation limits. The Partnership has not experienced any losses with regard to such deposits.

Securities owned and securities sold, not yet purchased, which primarily consist of corporate fixed income obligations, certificates of deposit, and common stock are carried at quoted market values or dealer quotes where those are available and considered reliable. Securities owned, at fair value, held at a clearing organization and can be sold or pledged.

Depreciation of furniture, fixtures and equipment is provided on a straight-line basis over the estimated useful lives of such assets. Leasehold improvements are amortized over the term of the related lease agreement.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Recently Adopted Accounting Pronouncement: In December 2011, the FASB issued new guidance that requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. This guidance is effective for annual and interim periods beginning on or after January 1, 2013. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. The adoption of this guidance did not have a material impact on the financial statements.

Note 3. Commitments, Contingencies and Guarantees

The Partnership is committed under noncancelable operating leases for office space and equipment expiring in July 2016. This office space lease is subject to escalations based on increases in certain costs incurred by the lessor.

The minimum future lease payments under these leases are as follows:

Year ending December 31,	
2014	$ 271,243
2015	273,014
2016	120,105
	$ 664,362

At December 31, 2013, the Partnership had a letter of credit available of $130,000 collateralized by a certificate of deposit of equal value. As of December 31, 2013, there was no outstanding balance under this letter of credit.

The Partnership's agreement with its clearing firm calls for a separate deposit account of $500,000 which is currently funded at $250,000. While the total funds at the clearing firm exceed the deposit requirement at December 31, 2013, the Partnership is negotiating an addendum to the agreement which will not impact the financial statements. In addition, the clearing agreement stipulates that the Partnership shall be subject to certain termination fees in the event of an early termination of the clearing agreement.

The Partnership has received a demand letter from a communication firm's counsel in 2014 alleging breach of contract for services allegedly provided in the reselling of certain communication lines owned and invoiced by the Partnership's current primary vendor. The Partnership believes that the claim of the reseller is without merit. The ultimate outcome of this matter is not presently determinable.

In the normal course of business, the Partnership has been the subject of reviews by various regulatory authorities and an ongoing Financial Industry Regulatory Authority ("FINRA") investigation arising out of its activities as a broker-dealer in securities. It is the opinion of management that the various reviews and investigation by regulatory authorities will not have a material adverse effect on the Partnership's financial position.

Note 4. Fair Value of Financial Instruments

FASB Accounting Standards Codification Topic 820 ("ASC 820"), *Fair Value Measurements and Disclosures*, defines fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and provides for disclosure requirements for fair value measurements. Fair value is the price that would be received to sell an asset and paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Partnership utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Note 4. Fair Value of Financial Instruments (Continued)

Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly, and the fair value is determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Partnership's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

Indicative quotes or evaluations from brokers and pricing services are not necessarily determinative of fair value. The Partnership considers whether the quotes represent an exit price and which level in the hierarchy they fall. In evaluating whether a quote is representative of fair value, the Partnership considers the specific facts and circumstances of the position and quote. This consideration may include factors such as 1) the level of current trading activity, 2) current bid ask spreads relative to previous spreads, 3) dispersion in the quotes received, 4) whether the quotes represent forced transactions, 5) whether the quotes are indicative or binding, 6) whether the quotes vary from recent transaction prices, and 7) whether the quotes are developed by the third party based on relevant observable inputs. The Partnership may challenge the quotes provided if the Partnership does not believe that the quotes represent an appropriate value based on other information such as recent transactions or values from other sources or methods.

The following table presents the Partnership's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2013.

Note 4. Fair Value of Financial Instruments (Continued)

		Fair Value Measurements Using		
Description	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Certificate of deposit	$ 130,651	$ 130,651	$ -	$ -
U.S. government obligations	2,929	2,929	-	-
Common stock	100,490	100,490	-	-
Debt securities	1,033,537	942,317	73,974	17,246
Securities owned, at fair value	$ 1,267,607	$ 1,176,387	$ 73,974	$ 17,246
Common stock	$ 343,552	$ 343,552	$ -	$ -
Debt securities	926,830	868,735	54,763	3,332
Securities sold, not yet purchased, at fair value	$ 1,270,382	$ 1,212,287	$ 54,763	$ 3,332

During the year ended December 31, 2013, there were no transfers in and out of investments categorized as Level 1, Level 2, or Level 3 in the fair value hierarchy.

Financial instruments classified as Level 3 in the fair value hierarchy represent the Partnership's investments in financial instruments in which management has used at least one significant unobservable input in the valuation model.

The following table presents a reconciliation of activity for the Level 3 securities owned:

Balance, January 1, 2013	$ 76,432
Securities sold	(93,728)
Securities purchased	21,405
Net gains on positions	13,137
Balance, December 31, 2013	$ 17,246

The following table represents a reconciliation of activity for the Level 3 securities sold, not yet purchased:

Balance, January 1, 2013	$ 8,377
Securities purchased	(8,433)
Securities sold	3,332
Net losses on positions	56
Balance, December 31, 2013	$ 3,332

Note 5. Furniture, Fixtures, Equipment and Leasehold Improvements

Furniture, fixtures, equipment and leasehold improvements consist of the following:

Asset Class	Cost	Estimated Useful Life or Lease Term
Furniture and fixtures	$ 332,553	7 Years
Telephone and computer equipment	3,130,378	5 - 7 Years
Leasehold improvements	357,338	6 Years
	3,820,269	
Less: accumulated depreciation and amortization	(3,422,804)	
	$ 397,465	

Note 6. Secured Demand Notes and Liabilities Subordinated to Claims of General Creditors

Subordinated liabilities at December 31, 2013 relate to secured demand note agreements with certain individuals affiliated with the Partnership, and mature between January 3, 2014 and January 3, 2015. The majority of these notes are fixed rate and bear interest ranging from 5% to 12% per annum, while others are variable with interest rates of 5% plus 1% over the broker call rate, which was 2% at December 31, 2013. These agreements are automatically extended for one year unless written notice is given by the lender seven months prior to the maturity date. Accrued expenses and other liabilities include $2,227,282 of excess cash collateral related to certain secured demand notes.

At December 31, 2013, the Partnership's subordinated liabilities have been approved by FINRA and, therefore, qualify as capital in computing net capital pursuant to the Uniform Net Capital Rule 15c3-1 of the SEC. Subordinated debt can be repaid only if, after giving effect to such repayment, the Partnership meets the SEC's capital regulations governing the withdrawal of subordinated debt.

Note 7. Income Taxes

The Partnership is not subject to federal and state income taxes. The Partnership is subject to New York City Unincorporated Business Tax ("UBT").

FASB ASC Topic 740 ("ASC 740"), *Income Taxes*, provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Partnership's tax returns to determine whether the tax positions are more likely than not of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. For the year ended December 31, 2013, management has determined that there are no uncertain tax positions. The Partnership is not subject to examination by U.S. federal, state and local tax authorities for tax years before 2010.

Note 8. Employee Benefit Plan

The Partnership has a 401(k) profit-sharing plan. The Partnership made no contributions for the year ended December 31, 2013.

Note 9. Related Party Transactions

General Partner: The Partnership and the General Partner have an agreement whereby the Partnership rents office space from the General Partner.

The Partnership rents a portion of its main office in New York to a related entity under common management on a month-to-month basis and also provides back office services to the related entity.

The Partnership pays certain expenses of the related entity, mostly related to benefits, for which it is reimbursed. At December 31, 2013, the Partnership had a receivable of $18,002 from the related entity and is included in the other assets caption on the statement of financial condition.

Loans Receivable: The Partnership made certain loans to certain of its employees. The loans are due on demand.

Note 10. Net Capital Requirements

As a registered broker-dealer and member of FINRA, the Partnership is subject to the Uniform Net Capital Rule 15c3-1 of the SEC. The Partnership computes its net capital under the alternative method permitted by the rule, which requires that the minimum net capital be equal to the greater of $250,000 or 2% of the Rule 15c3-3 aggregate debit items, as defined. The Net Capital Rule may effectively restrict distribution to the partner. At December 31, 2013, the Partnership filed pursuant to this Rule showing net capital of $802,602 which was $552,602 in excess of its required net capital of $250,000. Subsequent to this filing, the Partnership's designated examining authority, FINRA, determined that a $400,000 deposit with the Depository Trust Clearing Corporation ("DTCC") should be treated as a nonallowable asset due to the Partnership's withdrawal from membership in DTCC. Although FINRA instructed the Partnership not to file an amended filing, had this agreement been in effect as of December 31, 2013, and including other additions and deductions, the net capital would have been $412,603. The resulting net capital would have been $162,603 in excess of its minimum requirement.

Additionally, on March 11, 2014, the General Partner of the Partnership purchased $300,000 of this deposit from the Partnership for cash, thereby increasing the Partnership's net capital.

Note 11. Indemnifications

In the normal course of business, the Partnership enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Partnership's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Partnership that have not yet occurred. The Partnership expects the risk of future obligation under these indemnifications to be remote.

Note 12. Subsequent Events

The Partnership has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued.